Exhibit 99
	For Release:	February 16, 2022
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com
NEWS

ALLETE, Inc. reports 2021 earnings of $3.23 per share; initiates 2022 earnings guidance range of $3.60 to 3.90 per share

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2021 earnings of $3.23 per share on net income of $169.2 million and operating revenue of $1.4 billion. Reported results from 2020 were $3.35 per share on net income of $174.2 million and operating revenue of $1.2 billion.

Earnings in 2021 reflect an approximately 16 cent gain recorded in the fourth quarter of 2021 for the sale of a portion of the Nemadji Trail Energy Center by South Shore Energy, ALLETE’s non-rate regulated, Wisconsin subsidiary. This positive impact was partially offset by a 10 cent per share, negative impact related to ALLETE Clean Energy’s Diamond Spring wind energy facility due to the February extreme winter storm event. Additionally, net income in 2021 included a 7 cent per share charge resulting from the Minnesota Public Utilities Commission’s decision to order refunds in Minnesota Power’s fuel adjustment clause filing covering the period July 2018 through December 2019.
“I am pleased with the Company’s 2021 financial results and strategic clean energy positioning as we launch 2022 from a position of strength,” said ALLETE Chair, President and CEO Bethany Owen, “ALLETE’s Sustainability in Action strategy will continue to capitalize on demand for clean energy, providing value to our customers, our communities and our investors, as well as opportunities for our employees.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $129.1 million, compared to $136.3 million in 2020. Earnings reflect lower net income at Minnesota Power primarily due to: lower margins from the expiration of a power sales contract in 2020; higher operating and maintenance, property tax and depreciation expenses; and the reserve for refunds in Minnesota Power’s fuel adjustment clause filing. These negative impacts were partially offset by increased earnings related to the Great Northern Transmission Line; and higher kilowatt-hour sales to retail and municipal customers. Net income in 2020 also included the rate case resolution impact of $8.3 million after-tax.

ALLETE Clean Energy recorded 2021 net income of $26.3 million compared to $29.9 million in 2020. Net income in 2021 included the impact related to ALLETE Clean Energy’s Diamond Spring wind energy facility due to an extreme winter storm event in the southwest United States in February 2021 as well as lower wind resources at other wind energy facilities. These negative impacts were partially offset by expense management efforts.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $13.8 million in 2021 compared to net income of $8 million in 2020. Net income in 2021 included South Shore Energy’s sale of a portion of its interest in NTEC to Basin Electric Cooperative which resulted in the recognition of an approximately $8.5 million after-tax gain related to prior development costs and risks incurred, higher earnings from our investment in Nobles 2 which commenced operations in December 2020 and higher net income from land sales at ALLETE Properties. These increases were partially offset by higher expenses.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

“I am pleased with our financial performance and accomplishments in 2021, wrapping up the year with a strong fourth quarter; our businesses are well positioned as we move into 2022 and beyond,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris, “We believe our unique mix of businesses will continue to deliver a strong value proposition to shareholders for years to come.”

Details of the Company’s 2022 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on February 16, 2022; financial slides posted on company website
ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 16, 2022, at which time management will discuss 2021 financial results and 2022 earnings guidance. To participate in the call, analysts are asked to dial 877-303-5852, pass code 1993529, ten minutes prior to the start time and refer to the “ALLETE’s Conference Call Announcing 2021 Financial Results.” All interested parties may listen to the live audio-only webcast accompanied by financial slides, which will be available on ALLETE’s Investor Relations website
http://investor.allete.com/events-presentations. A replay of the call will be available through February 23, 2022 by calling (855) 859-2056, pass code 1993529. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2021 and 2020

	Quarter Ended		Year to Date
	2021	2020	2021	2020
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customers – Utility	$339.7	$266.1	$1,227.9	$987.3
Contracts with Customers – Non-utility	56.5	51.5	179.9	170.5
Other – Non-utility	2.8	2.8	11.4	11.3
Total Operating Revenue	399.0	320.4	1,419.2	1,169.1
Operating Expenses
Fuel, Purchased Power and Gas – Utility	173.0	106.9	562.4	358.6
Transmission Services – Utility	19.2	17.2	75.3	67.0
Cost of Sales – Non-utility	21.0	18.1	68.8	66.7
Operating and Maintenance	59.1	70.1	259.2	252.0
Depreciation and Amortization	58.3	56.5	231.7	217.8
Taxes Other than Income Taxes	18.4	15.2	70.5	56.1
Total Operating Expenses	349.0	284.0	1,267.9	1,018.2
Operating Income	50.0	36.4	151.3	150.9
Other Income (Expense)
Interest Expense	(17.3)	(17.7)	(69.1)	(65.6)
Equity Earnings	5.7	5.4	20.0	22.1
Other	2.6	5.6	8.7	14.7
Total Other Expense	(9.0)	(6.7)	(40.4)	(28.8)
Income Before Non-Controlling Interest and Income Taxes	41.0	29.7	110.9	122.1
Income Tax Benefit	(7.6)	(11.7)	(26.9)	(39.5)
Net Income	48.6	41.4	137.8	161.6
Net Loss Attributable to Non-Controlling Interest	(13.3)	(5.7)	(31.4)	(12.6)
Net Income Attributable to ALLETE	$61.9	$47.1	$169.2	$174.2
Average Shares of Common Stock
Basic	52.8	52.0	52.4	51.9
Diluted	52.8	52.1	52.5	51.9
Basic Earnings Per Share of Common Stock	$1.18	$0.91	$3.23	$3.36
Diluted Earnings Per Share of Common Stock	$1.18	$0.90	$3.23	$3.35
Dividends Per Share of Common Stock	$0.63	$0.6175	$2.52	$2.47

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2021	2020		2021	2020
Assets			Liabilities and Equity
Cash and Cash Equivalents	$45.1	$44.3	Current Liabilities	$543.4	$459.6
Other Current Assets	246.2	210.6	Long-Term Debt	1,763.2	1,593.2
Property, Plant and Equipment – Net	5,100.2	4,840.8	Deferred Income Taxes	185.7	195.7
Regulatory Assets	511.8	480.9	Regulatory Liabilities	536.1	524.8
Equity Investments	318.0	301.2	Defined Benefit Pension & Other Postretirement Benefit Plans	179.5	225.8
Other Non-Current Assets	213.7	206.8	Other Non-Current Liabilities	280.8	285.3
			Equity	2,946.3	2,800.2
Total Assets	$6,435.0	$6,084.6	Total Liabilities and Equity	$6,435.0	$6,084.6

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2021	2020	2021	2020
Millions
Regulated Operations	$29.7	$25.3	$129.1	$136.3

ALLETE Clean Energy	14.6	13.1	26.3	29.9

Corporate and Other	17.6	8.7	13.8	8.0
Net Income Attributable to ALLETE	$61.9	$47.1	$169.2	$174.2
Diluted Earnings Per Share	$1.18	$0.90	$3.23	$3.35

Statistical Data
Corporate
Common Stock
High	$66.71	$62.28	$73.10	$84.71
Low	$56.84	$50.75	$56.84	$48.22
Close	$66.35	$61.94	$66.35	$61.94
Book Value	$45.34	$44.06	$45.34	$44.06

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	289	299	1,135	1,134
Commercial	341	323	1,359	1,306
Industrial	1,845	1,645	7,196	6,192
Municipal	145	150	590	584
Total Retail and Municipal	2,620	2,417	10,280	9,216
Other Power Suppliers	1,407	1,544	5,102	4,039
Total Regulated Utility	4,027	3,961	15,382	13,255

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$38.3	$34.6	$145.6	$127.9
Commercial	41.4	34.5	161.0	134.0
Industrial	156.4	115.6	562.1	430.6
Municipal	13.5	10.7	52.0	41.2
Total Retail and Municipal	249.6	195.4	920.7	733.7
Other Power Suppliers	51.8	42.2	168.7	138.8
Other (Includes Water and Gas Revenue)	38.3	28.5	138.5	114.8
Total Regulated Utility Revenue	$339.7	$266.1	$1,227.9	$987.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802